ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 DEC 30 7:21

15 December 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

03045410

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 1/7

ventracor

The ALFRED — Service and Care

asx announcement

Artificial Heart Pilot Trial Update – Fourth Implant

Monday, 15 December 2003: Medical investigators today announced the fourth implant of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigator, Professor Don Esmore said the surgery went well and the patient was making a rapid recovery. He added the patient's condition was stable and the VentrAssist™ was performing well.

Two patients previously implanted with the VentrAssist™ system continue to progress satisfactorily at home. A third patient remains in hospital and is making good progress daily.

This is the fourth implant of a series of up to 10 implants of the VentrAssist™ left ventricular assist system (LVAS) as part of a Pilot Trial at The Alfred hospital to evaluate the safety of the device.

At the discretion of the medical investigators, further patients are expected to be enrolled in due course.

The trial results will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the trial.

Patients who are eligible to be implanted with the VentrAssist™ are gravely ill. The trial protocol requires that they are not eligible for heart transplantation and are no longer responding to optimal medical therapy.

For more information, please contact:

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3088

Trisha Lee
Public Affairs Manager
The Alfred hospital
03 9276 2266